
SembCorp
Industries

03 SEP -8 AM 7:21

Rule 12g3-2(b) File No. 825109

21 August 2003

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.


03029787

SUPPL

PROCESSED
SEP 11 2003
THOMSON
FINANCIAL

Dear Sirs

SembCorp Industries Ltd
Rule 12g3-2(b) file No. 825109

The enclosed is the announcement submitted to the Singapore Exchange Securities Trading Limited being furnished to the Securities and Exchange Commission (the "SEC") on behalf of SembCorp Industries Ltd (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully

Kwong Sook May (Ms)
Assistant Company Secretary

Enclosure

dlw 9/8

MASNET No. 2 OF 21.08.2003
Announcement No. 2

SEMBCORP INDUSTRIES LTD

Notice Of Changes In Director's Interests in the Company

Name of director:	Wong Kok Siew
Date of notice to company:	20/08/2003
Date of change of interest:	20/08/2003
Name of registered holder:	Wong Kok Siew
Circumstance(s) giving rise to the interest:	Others
Please specify details:	Part vesting under the award by SembCorp Industries Ltd ("SCI") on 20 August 2002 of SCI Shares under the SCI Restricted Share Plan

Information relating to shares held in the name of the registered holder: -

No. of shares which are the subject of the transaction:	200,000
% of issued share capital:	0.01
Amount of consideration (excluding brokerage and stamp duties) per share paid or received:	Nil
No. of shares held before the transaction:	636,446
% of issued share capital:	0.03
No. of shares held after the transaction:	836,446
% of issued share capital:	0.04

Holdings of Director, including direct and deemed interest: -

	Deemed	Direct
No. of shares held before the transaction:	0	636,446
% of issued share capital:	0	0.03
No. of shares held after the transaction:	0	836,446
% of issued share capital:	0	0.04
Total shares:	0	836,446

Submitted by Linda Hoon Siew Kin, Group Company Secretary on 21/08/2003 to the SGX